U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

                     000-19462

SEC FILE NUMBER

                    04314L205

CUSIP NUMBER

NOTIFICATION OF LATE FILING

☐	Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB
☐	Form N-SAR

For Period Ended: September 30, 2005

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant: Artisoft, Inc.

Former Name if Applicable:

Address of Principal Executive Office: One Memorial Drive, Cambridge, MA 02142

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. XX (Check box if appropriate)

    X     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    X     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant’s statement or other exhibit required by Rule 12b-25 is attached.

Part III – Narrative

We were unable to file the quarterly report on Form 10-Q for the quarter ended September 30, 2005, within the prescribed time period because all information required to be included in the Form 10-Q is not currently available and the Form 10-Q is still being reviewed. The Company expects to file the Form 10-Q within the time period prescribed by Rule 12b-25(b)(2)(ii) under the Securities and Exchange Act of 1934.

Part IV – Other Information

(1)    Name and telephone number of person to contact in regard to this notification

Duncan G. Perry, Chief Financial Officer, (617) 354-0600.

(2)    Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes        ☐  No

(3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes        ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment IV

Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: November 15, 2005

Artisoft, Inc.

By:	/s/ Duncan G. Perry
Duncan G. Perry, Chief Financial Officer

Attachment IV

Revenue for the quarter ended September 30, 2005 increased 237% or $7.0 million from the corresponding quarter in 2004. Sales of our products in the quarter ended September 30, 2004 include only three days of sales for the products acquired from Vertical Networks, which we acquired on September 28, 2004. Sales of the products acquired from Vertical Networks increased approximately $6.1 million for the quarter ended September 2005 from the corresponding quarter in 2004.

Operating expenses for the quarter ended September 30, 2005 increased approximately 140% from the corresponding quarter in 2004, including the effects of our acquisition of Vertical Networks and reflecting increased payroll and employee related expenses including non-cash compensation charges recorded under FAS 123R.

Preliminary, unaudited results indicate that net loss for the quarter ended September 30, 2005 increased $0.5 million from the corresponding quarter in 2004. The variance is subject to change as a result of changes in the final, reviewed revenue, cost of goods sold and operating expense results.

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